UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cogint, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

19241Q101

(CUSIP Number)

Joshua B. Weingard, Esq.

Cogint, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19241Q101	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Michael Brauser
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,828,235(1)
	8.	SHARED VOTING POWER 3,590,258(2)
	9.	SOLE DISPOSITIVE POWER 2,828,235 (1)
	10.	SHARED DISPOSITIVE POWER 3,590,258 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,418,493 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Does not include (i) 83,333 shares of common stock underlying restricted stock units (“RSUs”), which vest in approximate equal installments on June 1, 2018 and 2019, subject to accelerated vesting under certain circumstances, (ii) 58,332 shares of common stock underlying RSUs which vest on March 21, 2018, subject to accelerated vesting under certain conditions, and (iii) 2,500,000 shares of common stock underlying RSUs, which represents the balance remaining from the initial grant of 5,000,000 RSUs which vest in four equal annual installments beginning November 16, 2016, provided, however, that no tranche of RSUs will vest until it is determined that the Company has exceeded certain revenue targets and achieved positive EBITDA in any one fiscal year during the vesting period (the “Performance Conditions”); the Issuer determined the Performance Conditions were met effective March 14, 2017, and as such, 1,250,000 RSUs vested on December 26, 2017 and an additional 1,250,000 RSUs vested on January 2, 2018. The subsequent tranches vest equally on November 16, 2018 and November 16, 2019.
(2)	Includes (i) 2,190,345 shares held by Grander Holdings, Inc. 401K (“Grander”), of which Michael Brauser is the trustee; (ii) 1,373,646 shares held by Birchtree Capital, LLC of which Michael Brauser is the manager (“Birchtree”); and (iii) 18,137 shares held by Betsy and Michael Brauser Charitable Family Foundation, Inc., of which Mr. Brauser is a director; and (iv) 8,130 shares held by BSIG LLC, an entity over which Michael Brauser exercises investment control. Excludes shares held by (a) any of the Separately Filing Group Members (as defined below) and (b) any other stockholder party to the Stockholders’ Agreement (as defined below) not filing a Schedule 13D, as to which Michael Brauser disclaims beneficial ownership. Does not include 1,000,000 shares of common stock underlying RSUs, owned by Marlin Capital Investments, LLC, of which Mr. Brauser is a manager, which vest annually in four equal installments from October 13, 2015 through October 13, 2018 subject to achievement of certain performance milestones by the issuer and accelerated vesting under certain conditions.
(3)	Based on 62,827,074 shares of the Company’s Common Stock outstanding as of January 8, 2018.

CUSIP No. 19241Q101	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Grander Holdings, Inc. 401K
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,190,345(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,190,345(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,345(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 2,170,345 shares held by Grander Holdings, Inc. 401K (“Grander”), of which Michael Brauser is the trustee. Excludes shares held by (i) any of the Separately Filing Group Members (as defined below) and (ii) any other stockholder party to the Stockholders’ Agreement (as defined below) not filing a Schedule 13D, as to which Michael Brauser disclaims beneficial ownership.
(2)	Based on 62,827,074 shares of the Company’s Common Stock outstanding as of January 8, 2018.

CUSIP No. 19241Q101	Page 4 of 8

1.	NAMES OF REPORTING PERSONS Birchtree Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,373,646(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,373,646(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,646(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 1,373,646 shares held by Birchtree Capital, LLC of which Michael Brauser is the manager (“Birchtree”). Excludes shares held by (i) any of the Separately Filing Group Members (as defined below) and (ii) any other stockholder party to the Stockholders’ Agreement (as defined below) not filing a Schedule 13D, as to which Michael Brauser disclaims beneficial ownership.
(2)	Based on 62,827,074 shares of the Company’s Common Stock outstanding as of January 8, 2018.

CUSIP No. 19241Q101	Page 5 of 8

Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on March 29, 2016 by Michael Brauser, an individual residing in the State of Florida, Grander Holdings, Inc. 401K (“Grander”), a profit sharing plan incorporated in Florida, of which Mr. Brauser is the trustee, and Birchtree Capital, LLC (“Birchtree”), a Florida limited liability company, of which Mr. Brauser is the manager (collectively, the “Reporting Persons”), with respect to shares of common stock, par value $0.0005 per share, of Cogint, Inc., a Delaware corporation (the “Issuer”), formerly known as IDI, Inc., the successor to Tiger Media, Inc., SearchMedia Holdings Limited, Ideation Acquisition Corp. (“Ideation”) and ID Arizona Corp. (“ID Arizona”). The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2. Identity and Background.

Item 2 is deleted in its entirety and replaced with the following text:

This Amendment is being filed jointly on behalf of the Reporting Persons.

In connection with the Business Combination as further described in Item 6 below, Mr. Brauser is party to the Stockholders’ Agreement with the Separately Filing Group Members (as defined below) and the Issuer, which agreement is effective at the closing of the Business Combination. As a result, Mr. Brauser may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of Mr. Brauser and (i) Dr. Phillip Frost, as trustee of Frost Gamma Investments Trust, a Florida trust (“Gamma Trust”), (ii) Gamma Trust, (iii) Matthew Conlin and (iv) Ryan Schulke (collectively, the “Separately Filing Group Members”). It is the understanding of Mr. Brauser that the Separately Filing Group Members are each filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act when required to do so.

The principal business address of the Reporting Persons is 2650 North Military Trail, Suite 300, Boca Raton, FL 33431. Mr. Brauser’s principal occupation is Manager of Marlin Capital Partners, LLC, a private investment company. Mr. Brauser is a United States citizen.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

This Amendment is being filed to reflect changes in beneficial ownership of the Reporting Persons that have occurred as a result of vesting of an aggregate of 2,500,000 RSUs in two equal tranches on December 26, 2017 and January 2, 2018, which resulted in the issuance of 1,250,000 shares of the Issuer’s common stock to the Reporting Persons on each of December 26, 2017 and January 2, 2018, and a change in the Reporting Persons’ percentage of beneficial ownership by more than 1%.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 6,418,493 shares of Common Stock of the Issuer, representing 10.2% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 62,827,074 shares of Common Stock outstanding as of January 8, 2018.

(b) The information contained on the cover page to this Amendment is incorporated herein by reference.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

On December 1, 2017, the Reporting Persons purchased an aggregate of 3,500 shares of the Issuer’s common stock in multiple transactions at prices ranging from $4.15 to $4.20, with a weighted average price per share of $4.18.

On December 5, 2017, the Reporting Persons purchased an aggregate of 5,037 shares of the Issuer’s common stock at a price per share of $4.00.

On December 8, 2017, the Reporting Persons purchased an aggregate of 2,500 shares of the Issuer’s common stock at a price per share of $3.99.

CUSIP No. 19241Q101	Page 6 of 8

On December 15, 2017, the Reporting Persons purchased an aggregate of 17,000 shares of the Issuer’s common stock in multiple transactions at prices ranging from $3.60 to $3.85, with a weighted average price per share of $3.64.

On December 26, 2017, Mr. Brauser was issued 1,250,000 shares of the Issuer’s common stock as a result of the vesting of 1,250,000 RSUs.

On January 2, 2018, Mr. Brauser was issued 1,250,000 shares of the Issuer’s common stock as a result of the vesting of 1,250,000 RSUs.

On February 13, 2018, the Reporting Persons purchased an aggregate of 20,000 shares of the Issuer’s common stock in multiple transactions at pries ranging from $2.75 to $3.15, with a weighted average price per share of $2.85.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is deleted in its entirety and replaced with the following text:

On September 6, 2017, the Issuer entered into a Business Combination Agreement (the “Agreement”) with BlueFocus International Limited, a private company limited by shares registered in Hong Kong (the “Parent”).

Under the terms of the Agreement, the Issuer will issue to Parent shares of Common Stock representing 63% of the Issuer’s Common Stock on a fully diluted, post-transaction basis (the “Purchased Shares”).

In connection with the business combination transaction as contemplated by the Agreement (the “Business Combination”), the Issuer’s stockholders of record holding in aggregate 32,052,781 shares representing approximately 58% of the Issuer’s Common Stock on that date, including the Reporting Persons (the “Consenting Stockholders”) have approved, by written consent, dated September 6, 2017, the issuance of the Purchased Shares to Parent and other matters relating to the Business Combination.

In addition, certain of the Consenting Stockholders beneficially owning in aggregate approximately 56% of the Issuer’s Common Stock have entered into a Voting Agreement, which provides for (a) a requirement that the Consenting Stockholders vote in favor of the transactions contemplated by the Agreement, (b) a prohibition on stock transfers before closing, subject to limited exceptions, (c) an exclusivity and nonsolicitation provision with respect to any other acquisition proposal and (d) the termination, at closing of the Business Combination (“Closing”), a previous stockholders’ agreement dated December 8, 2015, which contains, among other things, certain voting agreements and limitations on the transfer of shares of the Issuer’s common stock, par value $0.0005 per share (the “Common Stock”), held by the parties to such agreement.

The parties to the Voting Agreement have also entered into a new Stockholders’ Agreement (the “Stockholders’ Agreement”), effective as of the Closing, that provides that for a period of three years after closing (or such shorter period if certain amounts of stock are divested), the Issuer’s Board of Directors will be composed of seven directors and the Consenting Stockholders party to the Stockholders’ Agreement will be entitled to nominate and appoint two directors to the Board of Directors, subject to certain conditions being met.

The Stockholders’ Agreement also provides that after Closing (a) the stockholders party thereto shall be locked up for a period of one year, subject to limited exceptions for sales of a limited amount and sales to pay taxes on vested Restricted Stock Units or other equity awards under the Company’s equity plans, as needed, (b) Parent shall not intentionally take action to delist the Common Stock from a national exchange and (c) certain affiliated transactions after the Closing will require disinterested director approval.

CUSIP No. 19241Q101	Page 7 of 8

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of February 20, 2018 by and among the Reporting Persons.

Exhibit 99.2	Written Consent and Voting Agreement dated September 6, 2017, by and among certain Consenting Stockholders and Blue Focus International Limited (incorporated by reference to Ex. 10.1 of the Issuer’s Current Report on Form 8-K filed September 7, 2017.)

Exhibit 99.3	Stockholders’ Agreement dated September 6, 2017, by and among certain Consenting Stockholders and BlueFocus International Limited (incorporated by reference to Ex. 10.2 of the Issuer’s Current Report on Form 8-K filed September 7, 2017.)

CUSIP No. 19241Q101	Page 8 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2018	By:	/s/ Michael Brauser
Michael Brauser

GRANDER HOLDINGS, INC. 401K

Dated: February 20, 2018	By:	/s/ Michael Brauser
Michael Brauser, Trustee

BIRCHTREE CAPITAL, LLC

Dated: February 20, 2018	By:	/s/ Michael Brauser
Michael Brauser, Manager